Exhibit 99.1
AirMedia Announces Unaudited Third Quarter 2010 Financial Results
Beijing, China — October 26, 2010 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the third quarter ended September 30, 2010.
Third Quarter 2010 Financial and Business Highlights
•	Total revenues increased by 60.6% year-over-year and by 7.6% quarter-over-quarter to US$60.6 million, a record high in AirMedia’s operating history.

•	Gross profit was US$9.5 million, improving from gross loss of US$628,000 in the same period one year ago and gross profit of US$6.5 million in the previous quarter.

•
Net income attributable to AirMedia’s shareholders was US$1.2 million, improving from net loss attributable to AirMedia’s shareholders of US$9.6 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$4.7 million in the previous quarter. Basic and diluted net income attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.02.

•
Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$3.8 million, improving from adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$7.0 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$424,000 in the previous quarter. Adjusted basic and diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.06.

•
The Company continued generating positive operating cash flow in excess of capital expenditures in the third quarter of 2010. Other than restricted cash of US$1.5 million, cash and short-term investments increased to US$96.5 million as of September 30, 2010, from US$83.5 million as of June 30, 2010.

•	The Company signed a memorandum of strategic co-operation with China Central Television (CCTV) to have a joint promotion during the period of the annual CCTV Prime Time Advertising Auction.
“We are happy to see our business continue to turn around and the Company achieve US GAAP profitability in the third quarter of 2010. We have also seen strong demand from advertisers in the fourth quarter, which will bring continued improvement in both top line revenues and bottom line results in the fourth quarter,” commented Herman Guo, chairman and chief executive officer of AirMedia. “Our joint marketing campaign with CCTV gives us access and introduces our media platforms to thousands of advertisers in China, which we expect will generate more awareness of our company in the marketplace and result in more sales in 2011,” Mr. Guo added.
“We are very pleased to report a return to US GAAP profitability as we previously predicted, following the turn-around in our business. Our strong operating leverage will allow us to improve our bottom line results in conjunction with our expected revenue growth,” Xiaoya Zhang, AirMedia’s president and acting chief financial officer, commented. “We are also delighted to generate positive operating cash flow in excess of capital expenditures again in the third quarter and increase our cash balance. Going forward, we will continue to focus on achieving and improving profitability and positive cash flow,” Mr. Zhang added.

Third Quarter 2010 Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September	% of Total	June	% of Total	September	% of Total	Growth	Growth
	30,2010	Revenues	30,2010	Revenues	30,2009	Revenues	rate	rate
Air Travel Media Network	56,829	93.7%	52,559	93.3%	37,726	100.0%	50.6%	8.1%
Digital frames in airports	31,126	51.4%	27,019	48.0%	17,059	45.2%	82.5%	15.2%
Digital TV screens in airports	7,297	12.0%	6,550	11.6%	8,412	22.3%	-13.3%	11.4%
Digital TV screens on airplanes	5,239	8.6%	5,872	10.4%	4,053	10.7%	29.3%	-10.8%
Traditional media in airports	12,070	19.9%	12,241	21.7%	7,304	19.4%	65.3%	-1.4%
Other revenues in air travel	1,097	1.8%	877	1.6%	898	2.4%	22.2%	25.1%
Gas Station Media Network	1,128	1.9%	801	1.4%	—	0.0%	N/A	40.8%
Other Media	2,641	4.4%	2,971	5.3%	—	0.0%	N/A	-11.1%

Total revenues	60,598	100.0%	56,331	100.0%	37,726	100.0%	60.6%	7.6%

Net revenues	58,974		55,085		37,174		58.6%	7.1%
Total revenues for the third quarter of 2010 reached US$60.6 million, representing a year-over-year increase of 60.6% from US$37.7 million and a quarter-over-quarter increase of 7.6% from US$56.3 million. The year-over-year increase was primarily due to increases in revenues from digital frames in airports, traditional media in airports, other media, digital TV screens on airplanes and the gas station media network. The quarter-over-quarter increase was primarily due to increases in revenues from digital frames in airports, digital TV screens in airports, and the gas station media network.
Revenues from digital frames in airports
Revenues from digital frames in airports for the third quarter of 2010 increased by 82.5% year-over-year and by 15.2% quarter-over-quarter to US$31.1 million. The year-over-year increase was due to increases in both the number of time slots sold and the average advertising revenue per time slot sold (the “ASP”). The quarter-over-quarter increase was due to an increase in the number of time slots sold, which was partially offset by a decrease in the ASP. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the third quarter of 2010 increased by 74.7% year-over-year and by 44.2% quarter-over-quarter to 14,301 time slots. The year-over-year and quarter-over-quarter increases were due to continued sales efforts and growing acceptance of AirMedia’s digital frames. AirMedia’s digital frames were in operation in 34 airports in the third quarter of 2010, up from 31 airports at the end of the third quarter of 2009 and 33 airports at the end of the second quarter of 2010. The number of time slots available for sale for the third quarter of 2010 increased by 19.4% year-over-year and by 5.6% quarter-over-quarter to 34,538 time slots. The year-over-year and quarter-over-quarter increases were primarily due to an increase in the number of airports in AirMedia’s digital frame network. The utilization rate of digital frames for the third quarter of 2010 increased by 13.1 percentage points year-over-year and 11.1 percentage points quarter-over-quarter to 41.4%. The year-over-year and quarter-over-quarter increases were primarily due to the increases in the number of time slots sold, which were partially offset by the increases in the number of time slots available for sale.
The ASP of digital frames for the third quarter of 2010 increased by 4.5% year-over-year and decreased by 20.1% quarter-over-quarter to US$2,177. The year-over-year increase was primarily due to the change in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the third quarter of 2010 than in the same period one year ago. The quarter-over-quarter decrease was primarily due to higher discounts offered in the third quarter of 2010 than in the previous quarter.

Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the third quarter of 2010 decreased by 13.3% year-over-year and increased by 11.4% quarter-over-quarter to US$7.3 million. The year-over-year decrease was due to a decrease in the ASP of digital TV screens in the airports, which was partially offset by an increase in the number of time slots sold. The quarter-over-quarter increase was primarily due to an increase in the number of time slots sold, which was partially offset by a decrease in the ASP of digital TV screens in airports.
The number of time slots sold for the third quarter of 2010 increased by 10.7% year-over-year and by 17.2% quarter-over-quarter to 6,264 time slots. The year-over-year and quarter-over-quarter increases were primarily due to continued sales efforts. The number of time slots available for sale for the third quarter of 2010 decreased by 6.1% year-over-year and increased by 4.9% quarter-over-quarter to 24,064 time slots. The year-over-year decrease was primarily due to the termination of operation of digital TV screens in certain second-tier and third-tier airports. The quarter-over-quarter increase was due to commencement of operations of digital TV screens in Dalian Zhoushuizi International Airport. The utilization rate for the third quarter of 2010 increased by 3.9 percentage points year-over-year and by 2.7 percentage points quarter-over-quarter to 26.0%. The year-over-year increase was due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale. The quarter-over-quarter increase was due to the increase in the number of time slots sold, which was partially offset by the increase in the number of time slots available for sale.
The ASP of digital TV screens in airports for the third quarter of 2010 decreased by 21.7 % year-over-year and by 5.0% quarter-over-quarter to US$1,165. The year-over-year and quarter-over-quarter decreases were primarily due to higher discounts offered in the third quarter of 2010 than in the same period one year ago and in the previous quarter.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the third quarter of 2010 increased by 29.3% year-over-year and decreased by 10.8% quarter-over-quarter to US$5.2 million. The year-over-year increase was due to increases in both the number of time slots sold and the ASP of digital TV screens on airplanes. The quarter-over-quarter decrease was primarily due to a decrease in the ASP of digital TV screens on airplanes.
The number of time slots sold for the third quarter of 2010 increased by 20.2% year-over-year and decreased by 1.2% quarter-over-quarter to 256 time slots. The year-over-year increase was due to continued sales efforts. The number of time slots available for sale for the third quarter of 2010 decreased by 7.6% year-over-year and increased by 5.1% quarter-over-quarter to 416 time slots. The year-over-year decrease was primarily due to the termination of our operation of digital TV screens on the airplanes of China United Airlines and less advertising time on Air China’s airplanes. The quarter-over-quarter increase was primarily due to the commencement of operations digital TV screens on Hainan Airlines’ airplanes on August 1, 2010. The utilization rate for the third quarter of 2010 increased by 14.2 percentage points year-over-year and decreased by 3.9 percentage points quarter-over-quarter to 61.5%. The year-over-year increase was due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale. The quarter-over-quarter decrease was primarily due to the increase in the number of time slots available for sale.
The ASP of digital TV screens on airplanes for the third quarter of 2010 increased by 7.6% year-over-year and decreased by 9.7% quarter-over-quarter to US$20,467. The year-over-year increase in the ASP was primarily due to lower discounts offered in the third quarter of 2010 than in the same period one year ago and the increase in the listing prices of digital TV screens on Air China’s airplanes. The quarter-over-quarter decrease in the ASP was primarily due to higher discounts offered in the third quarter of 2010 than in the previous quarter.

Revenues from traditional media in airports
Revenues from traditional media in airports for the third quarter of 2010 primarily included revenues from traditional media in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport, as well as revenues from billboards and painted advertisements on gate bridges in certain airports. Revenues from traditional media in airports for the third quarter of 2010 increased by 65.3% year-over-year and decreased by 1.4% quarter-over-quarter to US$12.1 million. The year-over-year increase was primarily due to continued sales efforts and growing acceptance of AirMedia’s traditional media in airports. The quarter-over-quarter decrease was primarily due to a decrease in the ASP of traditional media in airports.
The number of locations sold for the third quarter of 2010 increased by 34.0% year-over-year and 5.7% quarter-over-quarter to 481 locations primarily due to continued sales efforts. The number of locations available for sale for the third quarter of 2010 decreased by 25.4% year-over-year and increased by 6.4% quarter-over-quarter to 750 locations. The year-over-year decrease was primarily because AirMedia terminated the operation of certain unprofitable traditional media in Beijing Capital International Airport as well as billboards and painted advertisements on gate bridges in certain airports in the first quarter of 2010. The quarter-over-quarter increase was primarily due to the commencement of operations of light boxes in Dalian Zhoushuizi International Airport. The utilization rate of traditional media for the third quarter of 2010 increased by 28.4 percentage points year-over-year to 64.1% and remained relatively unchanged from the previous quarter. The year-over-year increase was due to the decrease in the number of locations available for sale and the increase in the number of locations sold.
The ASP of traditional media in airports for the third quarter of 2010 increased by 23.3% year-over-year and decreased by 6.7% quarter-over-quarter to US$25,093. The year-over-year increase was primarily due to more locations with higher listing prices sold in the third quarter of 2010 than in the same period one year ago. The quarter-over-quarter decrease was primarily due to more locations with lower listing prices sold in the third quarter of 2010 than in the previous quarter.
Revenues from the gas station media network
Revenues from the gas station media network for the third quarter of 2010 increased by 40.8% quarter-over-quarter to US$1.1 million.
As of October 24, 2010, AirMedia had installed its media, including scrolling light boxes and billboards, in a total of 2,016 Sinopec gas stations, of which 215 are located in Beijing, 295 in Shanghai, 105 in Shenzhen and the remaining 1,401 in 30 other cities.
Revenues from other media
Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media decreased 11.1% quarter-over-quarter to US$2.6 million because AirMedia terminated the operations of several unipole signs at certain locations in the third quarter of 2010.

Business tax and other sales tax
Business tax and other sales tax for the third quarter of 2010 were US$1.6 million, compared to US$552,000 in the same period one year ago and US$1.2 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are permitted to be deducted from total revenues under applicable PRC tax law.
Net revenues
Net revenues for the third quarter of 2010 reached US$59.0 million, representing a year-over-year increase of 58.6% from US$37.2 million and a quarter-over-quarter increase of 7.1% from US$55.1 million.
Cost of Revenues
Cost of revenues for the third quarter of 2010 was US$49.4 million, representing a year-over-year increase of 30.8% from US$37.8 million and a quarter-over-quarter increase of 1.7% from US$48.6 million. The year-over-year increase was primarily due to an increase in concession fees in connection with the expansion of AirMedia’s business. The quarter-over-quarter increase was primarily due to an increase in agency fees paid to third-party advertising agencies. Cost of revenues as a percentage of net revenues in the third quarter of 2010 was 83.8%, compared to 101.7% in the same period one year ago and 88.2% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations, and to other media resources owners for placing unipole signs and other outdoor media across Beijing.
Concession fees for the third quarter of 2010 increased by 19.2% year-over-year to US$33.3 million and remained relatively unchanged from the previous quarter. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the third quarter of 2010 was 56.4%, decreasing from 75.1% in the same period one year ago and 60.4% in the previous quarter. The year-over-year and quarter-over-quarter decreases of concession fees as a percentage of net revenues were primarily due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth. AirMedia has no intention to materially expand its media resources in the near term until it has returned to strong and sustainable profitability.
Gross Profit/Loss
Gross profit for the third quarter of 2010 was US$9.5 million, improving from gross loss of US$628,000 in the same period one year ago and gross profit of US$6.5 million in the previous quarter.
Gross profit as a percentage of net revenues for the third quarter of 2010 was 16.2%, compared to gross loss as a percentage of net revenues of negative 1.7% in the same period one year ago and gross profit as a percentage of net revenues of 11.8% in the previous quarter. The year-over-year and quarter-over-quarter improvements in gross profit as a percentage of net revenues were primarily due to the increases in net revenues.

Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September	% of Net	June	% of Net	September	% of Net	Growth	Growth
	30,2010	Revenues	30,2010	Revenues	30,2009	Revenues	rate	rate
Selling and marketing expenses	4,578	7.8%	4,545	8.3%	3,607	9.7%	26.9%	0.7%
General and administrative expenses	5,155	8.7%	7,679	13.9%	7,034	18.9%	-26.7%	-32.9%

Total operating expenses	9,733	16.5%	12,224	22.2%	10,641	28.6%	-8.5%	-20.4%

Adjusted operating expenses (non-GAAP)	7,111	12.1%	7,914	14.4%	8,071	21.7%	-11.9%	-10.1%

Total operating expenses for the third quarter of 2010 were US$9.7 million, representing a year-over-year decrease of 8.5% from US$10.6 million and a quarter-over-quarter decrease of 20.4% from US$12.2 million.
Total operating expenses for the third quarter of 2010 included share-based compensation expenses of US$1.7 million, compared to share-based compensation expenses of US$1.7 million in the same period one year ago and share-based compensation expenses of US$3.4 million in the previous quarter. The quarter-over-quarter decrease in share-based compensation expenses was primarily attributable to a one-time share-based compensation expense of US$1.6 million in the second quarter of 2010 arising from a re-pricing of stock options on June 30, 2010. The share-based compensation expenses are expected to further to decrease in the fourth quarter of 2010 due to the fully vesting on July 2, 2010 and July 20, 2010, respectively, of stock options granted on July 2, 2007, and July 20, 2007, respectively, and the ending of the vesting period of stock options granted on November 29, 2007.
Adjusted operating expenses (non-GAAP) for the third quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$7.1 million, representing a year-over-year decrease of 11.9% from US$8.1 million and a quarter-over-quarter decrease of 10.1% from US$7.9 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the third quarter of 2010 was 12.1%, compared to 21.7% in the same period one year ago and 14.4% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the third quarter of 2010 were US$4.6 million, including share-based compensation expenses of US$613,000. This represented a year-over-year increase of 26.9% from US$3.6 million and remained relatively unchanged from the previous quarter. The year-over-year increase was primarily due to higher sales commissions for direct sales staff and higher expenses related to the expansion of the gas station media network.
General and administrative expenses for the third quarter of 2010 were US$5.2 million, including share-based compensation expenses of US$1.1 million. This represented a year-over-year decrease of 26.7% from US$7.0 million and a quarter-over-quarter decrease of 32.9% from US$7.7 million. The year-over-year decrease was primarily due to lower bad-debt provisions and lower share-based compensation expenses. The quarter-over-quarter decrease was primarily due to lower share-based compensation expenses, lower bad-debt provisions and decreased professional fees.
Income/Loss from Operations
Loss from operations for the third quarter of 2010 was US$189,000, as compared to loss from operations of US$11.3 million in the same period one year ago and loss from operations of US$5.8 million in the previous quarter.

Adjusted income from operations (non-GAAP) for the third quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$2.4 million, compared to adjusted loss from operations (non-GAAP) of US$8.7 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$1.4 million in the previous quarter. Adjusted operating margin (non-GAAP) for the third quarter of 2010, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was 4.1%, compared to negative 23.4% in the same period one year ago and negative 2.6% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).
Income Tax Benefit/Expenses
Income tax benefit for the third quarter of 2010 was US$357,000, compared to income tax benefit of US$875,000 in the same period one year ago and income tax expenses of US$19,000 in the previous quarter.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net income attributable to AirMedia’s shareholders for the third quarter of 2010 was US$1.2 million, compared to net loss attributable to AirMedia’s shareholders of US$9.6 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$4.7 million in the previous quarter. The basic and diluted net income attributable to AirMedia’s shareholders per ADS for the third quarter of 2010 were both US$0.02, compared to basic and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.15 in the same period one year ago and basic and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.07 in the previous quarter.
Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for the third quarter of 2010, which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$3.8 million, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$7.0 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$424,000 in the previous quarter. Basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the third quarter of 2010 were both US$0.06, compared to basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the same period one year ago and basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the previous quarter.
Please refer to the attached table captioned “Reconciliation Of GAAP Net Income (Loss) and EPS To Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).
Cash, Restricted Cash and Short-term Investments
Other than restricted cash of US$1.5 million, cash and short-term investments totaled US$96.5 million as of September 30, 2010, compared to US$124.3 million as of December 31, 2009, and US$83.5 million as of June 30, 2010. The decrease in cash and short-term investments from December 31, 2009 was primarily due to the payment of prepaid concession fees under certain material concession rights contracts. The increase in cash and short-term investments from June 30, 2010 was primarily due to cash flow from operations.

Other Recent Developments
On October 12, 2010, AirMedia obtained the contractual concession rights to install and operate three mega-size LED screens, one measuring 36 square meters (387.5 square feet) and the other two measuring 15 square meters (161.5 square feet), in Nanjing Lukou International Airport, from December 1, 2010 to May 31, 2014. The mega-size LED screens will be installed above the domestic security check area in full view of the airport’s domestic travelers.
On September 20, 2010, AirMedia renewed its concession rights contract with China Southern Airlines to operate digital TV screens on the airplanes of China Southern Airlines for five years from October 1, 2010, to September 30, 2015. The renewed contract allows AirMedia to operate digital TV screens in the economy class as well as the Video-on-Demand system and portable multi-media devices in the business class and first class on the airplanes of China Southern Airlines.
On September 16, 2010, AirMedia commenced operations of 50 newly installed 50-inch digital TV screens and traditional light boxes beneath these digital TV screens in Dalian Zhoushuizi International Airport.
On September 13, AirMedia signed a memorandum of strategic co-operation with CCTV to have a joint promotion during the period of the annual CCTV Prime Time Advertising Auction, the country’s most prominent media advertising sales event. The joint promotion with China’s national television broadcaster involves a marketing campaign starting on September 13, 2010, and culminating on the auction day of November 8, 2010.
On August 5, 2010, AirMedia commenced operations of 22 newly installed 65-inch stand-alone digital frames in Dalian Zhoushuizi International Airport.
On August 1, 2010, AirMedia started to sell advertisements on the digital TV screens on the airplanes of Hainan Airlines, the fourth largest airline in mainland China.
Business Outlook
AirMedia currently expects that its total revenues for the fourth quarter of 2010 will range from US$69.0 million to US$71.0 million, representing a year-over-year increase of 52.7% to 57.1% from the same period in 2009.
AirMedia currently expects that concession fees will be approximately US$34.4 million in the fourth quarter of 2010.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	September		June		September		Growth	Growth
	30,2010		30,2010		30,2009		Rate	Rate
Digital frames in airports
Number of airports in operation		34		33		31	9.7%	3.0%
Number of time slots available for sale (2)		34,538		32,708		28,918	19.4%	5.6%
Number of time slots sold (3)		14,301		9,918		8,187	74.7%	44.2%
Utilization rate (4)		41.4%		30.3%		28.3%	13.1%	11.1%
Average advertising revenue per time slot sold (5)	US$	2,177	US$	2,724	US$	2,084	4.5%	-20.1%

Digital TV screens in airports
Number of airports in operation		38		37		40	-5.0%	2.7%
Number of time slots available for sale (1)		24,064		22,950		25,629	-6.1%	4.9%
Number of time slots sold (3)		6,264		5,344		5,659	10.7%	17.2%
Utilization rate (4)		26.0%		23.3%		22.1%	3.9%	2.7%
Average advertising revenue per time slot sold (5)	US$	1,165	US$	1,226	US$	1,487	-21.7%	-5.0%

Digital TV screens on airplanes
Number of airlines in operation		9		8		9	0.0%	12.5%
Number of time slots available for sale (1)		416		396		450	-7.6%	5.1%
Number of time slots sold (3)		256		259		213	20.2%	-1.2%
Utilization rate (4)		61.5%		65.4%		47.3%	14.2%	-3.9%
Average advertising revenue per time slot sold (5)	US$	20,467	US$	22,672	US$	19,028	7.6%	-9.7%

Traditional Media in airports
Numbers of locations available for sale (6)		750		705		1,006	-25.4%	6.4%
Numbers of locations sold (7)		481		455		359	34.0%	5.7%
Utilization rate (8)		64.1%		64.5%		35.7%	28.4%	-0.4%
Average advertising revenue per location sold (9)	US$	25,093	US$	26,903	US$	20,344	23.3%	-6.7%
Notes:
(1) We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for sale for our digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for sale for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots available for sale for each of our network airlines.
(2) We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.
(3) Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4) Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5) Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports respectively by the respective number of time slots sold.
(6) We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7) The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.
(8) Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9) Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Earnings Conference Call Details
AirMedia will hold a conference call to discuss the third quarter 2010 earnings at 8:00 PM U.S. Eastern Time on October 26, 2010 (5:00 PM U.S. Pacific Time on October 26, 2010; 8:00 AM Beijing/Hong Kong time on October 27, 2010). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 800 561 2731
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 614 3528
Pass code: AMCN
A replay of the call will be available for one week between 11:00 p.m. on October 26, 2010 and 11:00 p.m. on November 2, 2010, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 25811395
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Income (Loss) and EPS and Non-GAAP Adjusted Net Income (Loss) and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Income (Loss) from Operations” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports, including the 15 largest airports in China. AirMedia also operates digital TV screens in 38 major airports, including 26 out of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	September 30,	December 31,
	2010	2009

ASSETS:
Current assets:
Cash	96,500	123,754
Restricted cash	1,469	1,431
Short-term investments	—	586
Accounts receivable, net	60,390	40,019
Prepaid concession fees	29,175	15,425
Amount due from related party	48	5,991
Other current assets	4,129	4,069
Deferred tax assets — current	4,373	3,693

Total current assets	196,084	194,968

Property and equipment, net	75,018	78,831
Long-term investments	1,660	1,984
Long-term deposits	16,644	15,914
Deferred tax assets — non-current	4,937	4,726
Acquired intangible assets, net	19,204	11,141
Goodwill	17,558	9,087

Total assets	331,105	316,651

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $34,337 and $30,067 as of September 30, 2010 and December 31, 2009, respectively)	35,685	30,680
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $5,759 and $3,827 as of September 30, 2010 and December 31, 2009, respectively)	7,958	7,136
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $13,616 and $8,924 as of September 30 2010 and December 31, 2009, respectively)	13,626	8,941
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $362 and $76 as of September 30, 2010 December 31, 2009, respectively)	362	52
Dividend payable (including dividend payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $1,083 and nil as of September 30, 2010 and December 31, 2009, respectively)	1,083	—
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $416 and $408 as of September 30, 2010 and December 31, 2009,respectively)	416	408

Total current liabilities	59,130	47,217

Deferred tax liability — non-current	5,161	3,155

Total liabilities	64,291	50,372

Equity
Ordinary shares	132	132
Additional paid-in capital	275,470	268,542
Statutory reserves	6,912	6,912
Accumulated deficits	(32,515)	(22,488)
Accumulated other comprehensive income	14,937	9,944

Total AirMedia Group Inc.’s shareholders’ equity	264,936	263,042

Noncontrolling interests	1,878	3,237

Total equity	266,814	266,279

Total liabilities and equity	331,105	316,651

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009

Revenues	60,598	56,331	37,726
Business tax and other sales tax	(1,624)	(1,246)	(552)

Net revenues	58,974	55,085	37,174
Cost of revenues	49,430	48,612	37,802

Gross profit/(loss)	9,544	6,473	(628)
Operating expenses:
Selling and marketing *	4,578	4,545	3,607
General and administrative *	5,155	7,679	7,034

Total operating expenses	9,733	12,224	10,641

Loss from operations	(189)	(5,751)	(11,269)
Interest income	132	137	351
Other income, net	299	84	582

Income (loss) before income taxes	242	(5,530)	(10,336)
Income tax expenses (benefits)	(357)	19	(875)

Net income (loss) before net income of equity accounting investments	599	(5,549)	(9,461)
Net income of equity accounting investments	57	48	52

Net income (loss)	656	(5,501)	(9,409)

Less: Net income (loss) attributable to noncontrolling interests	(556)	(767)	168

Net income (loss) attributable to AirMedia Group Inc.’s shareholders	1,212	(4,734)	(9,577)

Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	0.01	(0.04)	(0.07)
Diluted	0.01	(0.04)	(0.07)
Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	0.02	(0.07)	(0.15)
Diluted	0.02	(0.07)	(0.15)
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — basic	131,178,183	131,169,981	130,833,410
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — diluted	132,105,497	131,169,981	130,833,410
* Share-based compensation charges included are as follow:
Selling and marketing	613	927	499
General and administrative	1,067	2,450	1,237

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009

Net income (loss) attributable to AirMedia Group Inc.’s shareholders (GAAP)	1,212	(4,734)	(9,577)
Amortization of acquired intangible assets	942	933	834
Share-based compensation	1,680	3,377	1,736

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	3,834	(424)	(7,007)

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	0.03	(0.00)	(0.05)
Diluted	0.03	(0.00)	(0.05)

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	0.06	(0.01)	(0.11)
Diluted	0.06	(0.01)	(0.11)

Shares used in computing adjusted basic net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	131,178,183	131,169,981	130,833,410
Shares used in computing adjusted diluted net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	132,105,497	131,169,981	130,833,410
Note:
(1) The Non-GAAP adjusted net income (loss) per share and per ADS are computed using Non-GAAP adjusted net income (loss) and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to share-based compensation grants.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009

Operating expenses (GAAP)	9,733	12,224	10,641
Amortization of acquired intangible assets	942	933	834
Share-based compensation	1,680	3,377	1,736

Adjusted operating expenses (non-GAAP)	7,111	7,914	8,071

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	12.1%	14.4%	21.7%
AirMedia Group Inc.
RECONCILIATION OF GAAP LOSS FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	September 30,	June 30,	September 30,
	2010	2010	2009

Loss from operations	(189)	(5,751)	(11,269)
Amortization of acquired intangible assets	942	933	834
Share-based compensation	1,680	3,377	1,736

Adjusted income (loss) from operations (non-GAAP)	2,433	(1,441)	(8,699)

Adjusted operating margin (non-GAAP)	4.1%	-2.6%	-23.4%